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18001049

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SEC Mail Processing Received FEB 16 2018 WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69838

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 11, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Honey Badger Investment Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2010 Main Street, Suite 320
(No. and Street)

Irvine (City) California (State) 92614 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur E. Raitano 949-251-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

VM DMD

OATH OR AFFIRMATION

I, Arthur E. Raitano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Honey Badger Investment Securities, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary ~~Public~~

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

KIM NGUYEN
Commission # 2116239
Notary Public - California
San Bernardino County
My Comm. Expires Jun 19, 2019

State of CALIFORNIA
County of SAN BERNARDINO
Subscribed and sworn to (or affirmed) before me on this 14 day of FEBRUARY, 2018 by ARTHUR E. RAITANO proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public ______________

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Honey Badger Investment Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Honey Badger Investment Securities, LLC (the "Company") as of December 31, 2017, the related statements of income, changes in members' equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the period April 11, 2017 through December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the period April 11, 2017 through December 31, 2017, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules 1 and 2 ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules 1 and 2 are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2017.
Northridge, California
February 13, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Honey Badger Investment Securities, LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash	$	43,109
Receivable from broker		61,537
Deposit with clearing broker- firm		200,000
Deposit with clearing broker- customer		100,070
Secured demand notes		2,500,000
Investments, at fair market value		6,120,126
Property and equipment, net		4,610
Other assets		8,269
Total Assets	$	9,037,721

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued expenses	$	27,619
Due to clearing broker		5,997,724
Liabilities subordinated to the claims of general creditors		2,500,000
Total Liabilities		8,525,343

Members' Equity

Members' Equity		512,378
Total Members' equity		512,378
Total Liabilities and Members' equity	$	9,037,721

The accompanying Notes are an integral part of the Financial Statements.

Honey Badger Investment Securities, LLC
Statement of Income
For the period from April 11, 2017 through December 31, 2017

Revenues	
Trading gains and losses	$ 465,724
Municipal interest	32,092
Revenue	5,981
Total revenues	503,797
Expenses	
Employee compensation and benefits	183,142
Occupancy	20,075
Brokerage and clearance fee	24,184
Communications	21,100
Interest expenses	131,705
Other operating costs	65,257
Regulatory costs	4,283
Total expenses	449,746
Net income (loss) before income tax provision	54,051
Income tax provision	1,700
Net income (loss)	$ 52,351

The accompanying Notes are an integral part of the Financial Statements.

Honey Badger Investment Securities, LLC
Statement of Changes in Members' Equity
For the period from April 11, 2017 through December 31, 2017

	Total
Balance at April 10, 2017	$ 460,027
Net Income (Loss)	52,351
Balance at December 31, 2017	$ 512,378

The accompanying Notes are an integral part of the Financial Statements.

Honey Badger Investment Securities, LLC
Statement of Changes in Liabilities Subordinated
To the Claims of General Creditors
For the period from April 11, 2017 through December 31, 2017

	Total
Balance at April 10, 2017	$ -
Issuance of subordinated notes	1,975,000
Issuance of subordinated notes	525,000
Balance at December 31, 2017	$ 2,500,000

The accompanying Notes are an integral part of the Financial Statements.

Honey Badger Investment Securities, LLC
Statement of Cash Flows
For the period from April 11, 2017 through December 31, 2017

Cash flow from operating activities:		
Net Income (loss)		$ 52,351
Adjustments to reconcile net income(loss) to net cash and cash equivalents provided by (used in) operating activities:		
Depreciation	$ 1,317	
(Increase) decrease in:		
Receivable from clearing broker	(61,537)	
Deposit with clearing broker- firm	(200,000)	
Deposit with clearing broker- customer	(100,070)	
Investments, at fair market value	(6,120,126)	
Other Assets	(6,899)	
(Decrease) increase in:		
Accounts payable and accrued expenses	(19,651)	
Due to clearing broker	5,997,724	
Total adjustments		(509,242)
Net cash and cash equivalents provided by (used in) operating activities		(456,891)
Net cash and cash equivalents provided by (used in) investing activities		-
Issuance from secured demand notes	(2,500,000)	
Proceeds from liabilities subordinated to the claims of general creditors	2,500,000	
Net cash and cash equivalents provided by (used in) financing activities		-
Net increase (decrease) in cash and cash equivalents		(456,891)
Cash and cash equivalents at April 10, 2017		500,000
Cash an cash equivalents at December 31, 2017		43,109

Supplemental disclosure of cash flow information:		
Cash paid during the year for:	$	
Interest		48,095
Income taxes		1,700

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Honey Badger Investment Securities, LLC (the "Company") was organized in the State of Delaware on April 13, 2016. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"), and is registered with the Municipal Securities Rulemaking Board ("MSRB").

These financial statements cover the period April 11, 2017 the day of the Company membership approval with FINRA to December 31, 2017.

The Company is engaged in business as a securities broker-dealer. Substantially all its business consists of trading municipal securities in a principal capacity.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Marketable securities owned by the Company are classified as trading securities and stated at their fair market value based on market prices. Trading revenue consists of both realized gains or losses from the purchase and sale of marketable securities and unrealized gains or losses on marketable securities.

Property and equipment, net are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its Members, has elected to be a Delaware Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

NOTE 2: DEPOSIT AT CLEARING BROKER- FIRM

The Company has a brokerage agreement with its clearing broker to carry its account and the accounts of its clients as customers of the clearing firm. The clearing broker has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2017 was $200,000.

NOTE 3: DEPOSIT WITH AND RECEIVABLE FROM CLEARING BROKER-CUSTOMER

Pursuant to the clearing agreement with Hilltop Securities, Inc. ("Clearing Broker"), the Company introduces all its securities transactions to the clearing broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. The Clearing Broker has custody of the Company's deposit balance of $100,070 which serves as collateral for securities transactions pursuant to the clearance agreement.

NOTE 4: INVESTMENTS, AT FAIR MARKET VALUE

Investments, at fair market value consist of municipal securities. As discussed in Note 1, these securities are classified as trading securities and stated at their fair market value based on market prices. Municipal securities for which there is no market on a securities exchange or no independent publicly quoted market price are valued at fair value as determined by management. At December 31, 2017, these securities are carried at their fair market value of $6,120,126 which is $140,190 more than cost.

These investments were purchased on margin from the clearing broker. The Company is carrying a $5,997,724 margin balance with the clearing broker at December 31, 2017.

NOTE 5: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), all tax effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for Federal Income Taxes in included in these financial statements. As such, the Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax.

California Franchise Tax	$ 800
California LLC Fee	900
Total Income Tax Provision	$ 1,700

NOTE 6: PROPERTY AND EQUIPMENT, NET

Property and equipment, net are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
	5,927	3
Less: accumulated depreciation	(1,317)	
Property and equipment, net	$ 4,610	

Depreciation expense for the year ended December 31, 2017 was $1,317

NOTE 7: FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (Including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

NOTE 7: FAIR VALUE MEASUREMENTS
(Continued)
Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Assets				
Investments, at fair market value	$ -	$ 6,120,126	$ -	$6,120,126
TOTALS	$ -	$ 6,120,126	$ -	$6,120,126

NOTE 8: SUBORDINATED LIABILITIES

The borrowings under subordination agreements at December 31, 2017, are listed in the following:

		Amount
Subordinated note, due January 1, 2021		$1,975,000
Subordinated note, due January 1 ,2021		$525,000
	Total	$2,500,000

The subordinated borrowings are covered by agreements approved by FINRA, and are thus available in computing net capital under the uniform net capital rule of the Securities and Exchange Commission. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest is calculated based on the high end of the Federal Funds Target Rate which was 1.25% from July 1, 2017 to December 13, 2017 when the rate changed to 1.50%. Interest expense for 2017 was $15,120.

NOTE 10: CONTINGENCIES

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were more than the FDIC insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

NOTE 11: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 12: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 13: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2017, the Company had net capital of $2,576,145 which was $2,476,145 more than its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($27,619) to net capital was 0.01 to 1 which is less than the 15 to 1 maximum allowed or 8 to 1 for a firm's initial year of operation.

NOTE: 14 RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").For the year ending December 31, 2017, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken.

NOTE: 15 GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at December 31, 2017 or during the year then ended.

Honey Badger Investment Securities, LLC
Schedule 1 - Computation of Net Capital
December 31, 2017

Members' Equity December 31, 2017		$ 512,378
Subordinated Loans Allowable for Net Capital		2,500,000
Total Members' Equity and Subordinated Loans		3,012,378
Non allowable assets		(12,879)
Tentative Net Capital Before Haircuts		2,999,499
Required Haircuts and undue concentarion		423,354
Net Capital		2,576,145
Minimum Net Capital Requirement		
12 1/2 percent of net aggregate indebtedness	$ 3,452	
Minimum Dollar net capital required	$ 100,000	
Net Capital required; (greater of above)		100,000
Excess Net Capital		$ 2,476,145
Aggerate Indebtedness		$ 27,619
Ratio Net Capital to Aggregate Indebtedness		0.01:1

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2017

See report of independent registered public accounting firm

Honey Badger Investment Securities
Schedule 2 - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

Honey Badger Investment Securities, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Period April 11, 2017 through December 31, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Honey Badger Investment Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Honey Badger Investment Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) Honey Badger Investment Securities, LLC stated that Honey Badger Investment Securities, LLC met the identified exemption provisions throughout the period April 11,2017 through December 31, 2017most recent fiscal year without exception. Honey Badger Investment Securities, LLC's management is responsible for compliance with the exemption provisions and its statements

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Honey Badger Investment Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 13, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Honey Badger Investment Securities, LLC
2010 Main Street, SuiteH 320
Irvine, California 92614
949-251-5000

Assertions Regarding Exemption Provisions

We, as members of management of *Honey Badger Investment Securities, LLC* ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year period April 11, 2017 through December 31, 2017.

Honey Badger Investment Securities, LLC

By:

Arthur E. Raitano
Chief Financial Officer

2/13/2018
(Date)

Honey Badger Investment Securities
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Members
Honey Badger Investment Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Honey Badger Investment Securities and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Honey Badger Investment Securities (the "Company") for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Honey Badger Investment Securities's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 13, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Honey Badger Investment Securities
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2017

		Amount
Total assessment	$	760
SIPC-6 general assessment Payment made on July 18, 2017		(7)
SIPC-7 general assessment Payment made on January 19, 2018		(753)
Total assessment balance **(overpayment carried forward)**	$	-